Cagle's, Inc.
2000 Annual Report
Fiscal Year Ended April 01, 2000

Cagle's, Inc.
2000 Hills Ave., N.W.
Atlanta, Ga. 30318


Cagle's Inc. and Subsidiary

A LETTER FROM THE CEO

To Our Stockholders:

  We are pleased to report another profitable and eventful year for the Company. While earnings and revenues declined substantially from the previous year's record numbers, to attain the reported levels in light of the challenging market environment experienced this year is a creditable achievement.

  We are excited about the new facilities that we currently have under construction and the growth potential that they present for the Company. Both the processing facility at Perry, Georgia, and the new feed mill at Rockmart, Georgia, will have state-of-the-art technology and provide the opportunity to improve service to existing customers and to grow with those same customers as well as new ones. We are convinced that the capital investment required to complete these projects will pay dividends through better positioning of the Company to compete in rapidly changing and consolidating markets.

  We appreciate your continued support as we move into the new millennium.


	Sincerely,

	J. Douglas Cagle
	Chairman and C.E.O.
 .                                 1

Management's Discussion and Analysis of Financial Condition and
Results of Operations

General
  Significant deterioration in market prices for poultry, boneless skinless breast meat in particular, was a major factor in lower earnings and revenues for the year just completed. Large quantities of broiler meat competing with other protein sources, combined with continued pressure on export prices, presented a real challenge for the Company throughout the year as it did for the entire industry.

  The Company began two major construction projects during the year which continue at this time. The processing facility at Perry, Georgia, is scheduled for completion in late summer to early fall, and the new feed mill in Rockmart, Georgia, is slated for completion mid to late summer.

  As reported in the 10K filed in June 1999, the Company is defending against a series of lawsuits filed by various contract growers alleging certain discrepancies in various practices used at various locations to weigh live poultry and misrepresentation of certain facts regarding profitability and cash flow as an inducement to becoming contract growers. The Company denies all allegations and is vigorously defending against these actions and expects to be fully vindicated.

Year 2000
  The Company made extensive preparations in anticipation of Year
2000 effects on systems throughout the Company and experienced no major difficulty.

2000 Compared to 1999
  Net sales declined by 8.5% as compared to 1999 which is attributed to significantly lower average market prices and the fact that fiscal 2000 was a 52-week year versus 53 weeks in 1999.

  Gross margins reflected the lower market prices as they declined by 4.7% when compared to fiscal 1999. Boneless skinless breast prices averaged $.32 or 18% lb. less in 2000 than 1999 while export prices for leg quarters remained at depressed levels. Grain prices, the major cost component, remained stable at favorable levels throughout the year.

  Selling, delivery, and general administrative expenses increased by 10% as compared to the previous year with legal expenses associated with the Company's ongoing litigation accounting for the major portion of the increase. Other increases were personnel related as management and sales and marketing staff are being added in preparation for the increased production scheduled from the new Perry facility.

  Income taxes are computed at statutory rates adjusted for various tax credits that are available to the Company.
 .                                 2

1999 Compared to 1998
  Net sales increased by 2.06% as compared to fiscal 1998 which is attributed to 3.25% more tonnage because of a 53-week year.

  Gross margins improved to 13.9% from 4.78% (an increase of 9.12%). A major factor in this improvement was lower feed grain cost for the year and although the GA DOCK quoted prices for broilers were approximately 16% higher, white meat remained strong, but was offset to some extent by export markets which are predominantly dark meat and has been especially pressured throughout the year.

  Selling and delivery and general administrative expense as a group was only slightly higher for the year as compared to the previous year, although selling expense declined due to less outside storage expense made possible by the addition of a new storage freezer at midyear. The general and administrative expense increase represents addition management positions and increased personnel-related expenses throughout the year.

  Interest expense declined by 20.6% from the previous year levels and reflects lower borrowings which began during the previous year and continued though FY 1999.

  Other income includes earnings from unconsolidated affiliates of $6,110,000 as compared to $7,483,000 in FY 1998. The lower earnings from the unconsolidated affiliates reflect start-up losses incurred by the Kentucky Joint Venture.

  The provision for income taxes is computed at statutory rates allowing for various tax credits which are available to the Company resulting in a net effective rate of 36% in Fiscal 1999 and Fiscal 1998, respectively. The Company tax returns through 1997 have been examined by the Internal Revenue Service and all issues are resolved.

Financial Condition and Liquidity
  In November 1999, the Company closed a new financing package with a group of banks, which provided a $72,750,000 term loan and $40,000,000 Revolving Credit facility. As of April 1, 2000, the term loan was fully funded and being utilized for construction financing at Perry and Rockmart. There were no advances against the revolving facility. All debt is currently unsecured.

  The Company anticipates it will utilize the full-term facility and a large portion of the revolver to complete construction and for working capital to support the increased production.

  The Company expects a slow recovery of market prices over the next year and a volatile pricing environment in regard to feed grains until the current year crop is determined. These factors and the impact of start-up cost at Perry will play a major part in earnings over the next year.

  All forward-looking projections are based on the most current information available as pertains to market prices for grain and for poultry products and will be affected by weather and volatile international events, any of which may have a material effect on earnings.
 .                                 3

Five-Year Selected Financial Data
(In Thousands, Except Per Share Data)

                              52 Weeks 53 Weeks  52 Weeks  52 Weeks  52 Weeks
                                 Ended    Ended     Ended     Ended     Ended
                              April 1, April 3, March 28, March 29, March 30,
                                 2000      1999      1998      1997      1996
 .                            ---------  --------  --------  --------  --------
OPERATING RESULTS:
 Net sales . . . . . . . .    $322,220  $351,991  $344,886  $353,567  $308,749
 Operating expenses. . . .     312,276   320,832   345,498   354,345   307,105
 Operating income (loss) .       9,944    31,159      (612)     (778)    1,644
 Interest expense. . . . .      (2,077)   (2,916)   (3,673)   (4,659)   (2,499)
 Other income, net . . . .       7,671     5,466     8,405     8,268    14,448
 Income before income taxes     15,538    33,709     4,120     2,831    13,593
 Provision for income taxes      5,594    12,201     1,483       792     4,893
 Net income . . . . . . . .   $  9,944  $ 21,508  $  2,637  $  2,039  $  8,700

FINANCIAL POSITION:
 Working capital ..........  $  28,830  $ 30,469  $ 28,281  $ 31,940  $ 40,510
 Total assets .............    192,170   150,807   139,419   139,397   142,687
 Long-term debt and capital
 lease obligations ........     66,570    36,873    48,366    49,798    58,508
 Stockholders' equity .....     81,678    73,174    55,142    53,459    52,021

PERFORMANCE PER COMMON SHARE:
 Net income:
  Basic ...................  $    2.09  $   4.42  $   0.53  $   0.41  $   1.73
  Diluted .................       2.09      4.41      0.53      0.41      1.73
 Dividends ................       .012      0.12      0.12      0.12      0.12
 Book value at the end
 of the year...............      17.19     15.03     11.04     10.68     10.39

 Average number of common
   shares outstanding:
     Basic ................      4,752     4,870     4,994     5,006     5,018
     Diluted ..............      4,755     4,878     5,003     5,017     5,032
 .                                   4

Dividend Policy
  The board of directors considers dividends in light of operating results, current earnings trends, and prevailing economic conditions.

Stockholders
  As of April 1, 2000, there were 268 stockholders of record of the Company's Class A common stock.

Market Price of Common Stock
  The Company's common stock is listed and principally traded on the American Stock Exchange, ticker symbol CGL. Quarterly dividend data and market highs and lows for the past two years were:

                        Fiscal 1999                    Fiscal 1998
 .               ----------------------------   ----------------------------
                Dividend    High       Low     Dividend    High      Low
 .               --------  --------  --------   --------  --------  --------
 Quarter:
   First         $ 0.030  $ 19 5/8  $ 14 1/2   $  0.030  $ 17      $ 10 7/8
   Second          0.030    21 3/8    15 1/2      0.030    17 3/8    13 7/8
   Third           0.030    16 3/8    10 7/8      0.030    21        14
   Fourth          0.030    12         8          0.030    21        14 1/4
 .                                   5

Management's Responsibility for Financial Statements

  The management of Cagle's, Inc. and its subsidiary has the responsibility for preparing the accompanying financial statements and for their integrity and objectivity. The statements were prepared in accordance with generally accounting principles applied on a consistent basis. In the preparation of the financial statements, it is necessary to make informed estimates and judgments based on currently available information as to the effect of certain events and transactions. Management also prepared the other information in the Annual Report and is responsible for its accuracy and consistency with the financial statements.
  Cagle's, Inc. and its subsidiary maintain accounting and other controls which management believes provide reasonable assurance that financial records are reliable, assets are safeguarded, and transactions are properly recorded in accordance with management's authorization. However, limitations exist in any system of internal control based upon the recognition that the cost of that system should not exceed the benefits derived.
  Cagle's, Inc.'s independent auditors, Arthur Andersen LLP, are engaged to audit the financial statements of Cagle's, Inc. and subsidiary and to express an opinion thereon. Their audit is conducted in accordance with generally accepted auditing standards to enable them to report whether the financial statements present fairly, in all material respects, the financial position and the results of operations and cash flows of Cagle's, Inc. and subsidiary in conformity with generally accepted accounting principles.

/s/ J. Douglas Cagle                         /s/ Kenneth R. Barkley
J. Douglas Cagle                             Kenneth R. Barkley
Chairman and Chief Executive Officer         Senior Vice President Finance,
                                             Treasurer and Chief Financial
                                             Officer
May 11, 2000
 .                                   6

Report of Independent Public Accountants

To Cagle's, Inc.:

  We have audited the consolidated balance sheets of CAGLE'S, INC. (a Georgia corporation) AND SUBSIDIARY as of April 1, 2000, and April 3, 1999 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended April 1, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
  We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cagle's, Inc. and subsidiary as of April 1, 2000 and April 3, 1999 and the results of their operations and their cash flows for each of the three years in the period ended April 1, 2000 in conformity with accounting principles generally accepted in the United States.

/s/ Arthur Andersen LLP
Atlanta, Georgia

May 11, 2000
 .                                 7

Consolidated Balance Sheets
April 1, 2000 and April 3, 1999

(In Thousands, Except Par Values)

ASSETS                                                2000           1999
 .                                                 ------------  -------------
CURRENT ASSETS:
 Cash                                             $     9,526   	$       97
 Trade accounts receivable, less allowance for
   doubtful accounts of $905 and $715 in 2000
   and 1999, respectively                              15,261         22,533
 Inventories                                           31,112         34,291
 Notes receivable                                       1,400          1,400
 Other current assets                                   2,965          1,179
 .                                                 ------------  -------------
     Total current assets                              60,264         59,500
 .                                                 ------------  -------------
INVESTMENTS IN AND RECEIVABLES FROM
 UNCONSOLIDATED AFFILIATES                            34,634         28,199
 .                                                 ------------  -------------
OTHER ASSETS                                            1,069            694
 .                                                 ------------  -------------
PROPERTY, PLANT, AND EQUIPMENT, at cost:
  Land                                                  1,209          1,221
  Buildings and improvements                           52,565         51,816
  Machinery, furniture, and equipment                  50,440         49,744
  Vehicles                                              6,397          5,383
  Construction in progress                             43,033          3,882
 .                                                 ------------  -------------
 .                                                     153,644        112,046
  Less accumulated depreciation                       (57,141)       (49,632)
 .                                                 ------------  -------------
 .                                                      96,503         62,414
 .                                                 ------------  -------------
 .                                                    	$192,470       $150,807
 .                                                 ============  =============

The accompanying notes are an integral part of these consolidated balance sheets.
 .                                 8

Consolidated Balance Sheets
April 1, 2000 and April 3, 1999

(In Thousands, Except Par Values)

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:                                    2000           1999
 .                                                 ------------  -------------
  Current maturities of long-term debt             $    6,384     $    2,796
  Accounts payable                                     10,753         12,804
  Accrued expenses                                     14,297         13,431
 .                                                 ------------  -------------
 Total current liabilities                             31,434         29,031
 .                                                 ------------  -------------
 LONG-TERM DEBT                                        66,570         36,873
 .                                                 ------------  -------------
 DEFERRED INCOME TAX LIABILITIES                       12,787         11,729
 .                                                 ------------  -------------

COMMITMENTS AND CONTINGENCIES (Note 9)

STOCKHOLDERS' EQUITY:
  Preferred stock, $1 par value;
  1,000 shares authorized, none issued                      0              0
  Common stock, $1 par value; 9,000 shares authorized,
   4,748 and 4,797 shares issued and 4,742 and 4,791
   shares outstanding in 2000 and 1999, respectively    4,748          4,797
Treasury stock                                           (106)          (124)
Additional paid-in capital                              4,198          5,035
Retained earnings                                      72,839         63,466
 .                                                 ------------  -------------
 .                                                      81,679         73,174
 .                                                 ------------  -------------
 .                                                    $192,470       $150,807
 .                                                 ============  =============
The accompanying notes are an integral part of these consolidated balance sheets.
 .                                  9

Consolidated Statements of Income
For the Years Ended April 1, 2000, April 3, 1999, and March 28, 1998

(In Thousands, Except Per Share Amounts)
 .                                         2000      1999      1998
 .                                       --------  --------  --------
NET SALES ...........................   $322,220  $351,991  $344,886
 .                                       --------  --------  --------
COSTS AND EXPENSES:
 Cost of sales ......................    292,544   302,904   328,417
 Selling and delivery ...............     10,443    10,154    10,774
 General and administrative .........      9,289     7,774     6,307
 .                                       --------  --------  --------
 .                                        312,276   320,832   345,498
 .                                       --------  --------  --------
OPERATING INCOME (LOSS) .............      9,944    31,159      (612)

OTHER (EXPENSE) INCOME:
 Interest expense ...................     (2,077)   (2,916)   (3,673)
 Other income, net ..................      7,671     5,466     8,405
 .                                       --------  --------  --------
INCOME BEFORE INCOME TAXES ..........     15,538    33,709     4,120

PROVISION FOR INCOME TAXES ..........      5,594    12,201     1,483
 .                                       --------  --------  --------
NET INCOME ..........................   $  9,944  $ 21,508  $  2,637
 .                                       ========  ========  ========

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:
 Basic ..............................      4,752     4,870     4,994
 .                                       ========  ========  ========
 Diluted ............................      4,755     4,878     5,003
 .                                       ========  ========  ========
PER COMMON SHARE:
  Net income:
   Basic                                $   2.09  $   4.42  $   0.53
 .                                       ========  ========  ========
   Diluted                              $   2.09  $   4.41  $   0.53
 .                                       ========  ========  ========
   Dividends                            $   0.12  $   0.12  $   0.12
 .                                       ========  ========  ========

The accompanying notes are an integral part of these consolidated statements.
 .                                 10

Consolidated Statements of Stockholders' Equity
For the Years Ended April 1, 2000, April 3, 1999, and March 28, 1998 (In Thousands)

                            Common Stock   Treasury Stock  Additional
                           --------------  --------------  Paid-In    Retained
                           Shares  Amount  Shares  Amount  Capital    Earnings
 .                          ------  ------  ------  ------  -------    --------
BALANCE, March 29,1997      5,006   5,006       0       0    7,946      40,507

 Purchase of treasury stock     0       0     (25)   (354)       0           0
 Net income                     0       0       0       0        0       2,637
 Cash dividends paid            0       0       0       0        0        (600)
 .                          ------  ------  ------  ------  -------    --------
BALANCE, March 28,1998      5,006   5,006     (25)   (354)   7,946      42,544

 Repurchase and retirement
 of common stock ..........  (209)   (209)      0       0   (2,740)          0
 Exercise of stock options.     0       0      19     230     (171)          0
 Net income................     0       0       0       0        0      21,508
 Cash dividends paid.......     0       0       0       0        0        (586)
 .                          ------  ------  ------  ------  -------    --------
BALANCE, April 3,1999...... 4,797  $4,797      (6) $ (124) $ 5,035    $ 63,466

 Purchase and retirement
 of common stock ..........   (49)    (49)      0       0     (839)          0
 Purchase of treasury stock     0       0      (6)   (106)       0           0
 Exercise of stock options.     0       0       6     124        2           0
 Net income................     0       0       0       0        0       9,944
 Cash dividends paid.......     0       0       0       0        0        (571)
 .                          ------  ------  ------  ------  -------    --------
BALANCE, April 1,2000...... 4,748  $4,748      (6) $ (106) $ 4,198    $ 72,839
 .                          ======  ======  ======  ======  =======    ========
The accompanying notes are an integral part of these consolidated statements.
 .                                    11

Consolidated Statements of Cash Flows
For the Years Ended April 1, 2000, April 3, 1999, and March 28, 1998
(In Thousands)
                                                    2000      1999      1998
 .                                                -------   -------   -------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                    $  9,944   $21,508   $ 2,637
 .                                                -------   -------   -------
	Adjustments to reconcile net income
     to net cash provided by operating activities:
    Depreciation and amortization                  7,825     8,583     7,840
    (Gain) loss on disposal of property,
       plant, and equipment                         (231)      705      (274)
    Income from unconsolidated affiliates,
       net of distributions                       (6,435)   (1,130)   (4,499)
    Changes in operating assets and liabilities:
     Trade accounts receivable, net                7,272    (5,264)      (24)
     Inventories                                   3,179    (1,724)      899
     Notes receivable                                  0    (1,400)        0
     Insurance proceeds receivable                     0         0     3,054
     Other current assets                         (1,786)      728      (137)
     Accounts payable                             (2,051)    2,918    (2,574)
     Accrued expenses                                866     2,424     1,969
     Deferred income tax liabilities               1,058      (494)    1,061
 .                                                -------   -------   -------
        Total adjustments                          9,697     5,346     7,315

 .                                                -------   -------   -------
    Net cash provided by operating activities     19,641    26,854     9,952
 .                                                -------   -------   -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Additions to property, plant, and equipment    (41,954)  (12,080) (  7,753)
  (Increase) decrease in other assets               (375)        0       770
  Proceeds from disposal of property, plant,
    and equipment                                    271        65        79
 .                                                -------   -------   -------
      Net cash used in investing activities      (42,058)  (12,015)   (6,904)
 .                                                -------   -------   -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of long-term debt       100,094    31,000    20,000
  Payments of long-term debt and capital
    lease obligations                            (66,809)  (42,492)  (21,962)
  Proceeds from exercise of stock options            126        59         0
  Repurchase and retirement of common stock         (888)   (2,949)        0
  Purchase of treasury stock                        (106)        0      (354)
  Cash dividends paid                               (571)     (586)     (600)
 .                                                -------   -------   -------
        Net cash provided by (used in)
          financing activities                    31,846   (14,968)   (2,916)
 .                                                -------   -------   -------
 .                                  12

For the Years Ended April 1, 2000, April 3, 1999, and March 28, 1998
(In Thousands)
                                                    2000      1999      1998
 .                                                -------   -------   -------
NET INCREASE (DECREASE) IN CASH                  $ 9,429   $  (129)  $   132
CASH AT BEGINNING OF YEAR                             97       226        94
 .                                                -------   -------   -------
CASH AT END OF YEAR                              $ 9,526   $    97   $   226
 .                                                =======   =======   =======
SUPPLEMENTAL DISCLOSURES OF CASH
  FLOW INFORMATION:
     Interest paid                               $ 1,379   $ 2,409   $ 3,504
 .                                                =======   =======   =======
     Income taxes paid                           $ 6,026   $12,009   $ 1,097
 .                                                =======   =======   =======
The accompanying notes are an integral part of these consolidated statements.
 .                                13

Notes to Consolidated Financial Statements
April 1, 2000, April 3, 1999, and March 28, 1998

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Principles of Consolidation
  The consolidated financial statements include the accounts of Cagle's, Inc. and its wholly owned subsidiary (the "Company"). All significant intercompany accounts and transactions have been eliminated. Investments in unconsolidated affiliates are accounted for under the equity method (Note 6).

  Nature of Operations
   The Company's operations, which are located in the Southeast, consist of breeding, hatching, and growing chickens; feedmills; processing; and further processing and marketing operations. The Company's products are primarily sold in the United States to supermarkets, food distributors, food processing companies, national fast-food chains, and institutional users.
  The Company operates in one segment, as defined by Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosure About Segments of an Enterprise and Related Information."

  Revenue Recognition
   The Company recognizes revenues from the sale of products at the time of shipment.

  Inventories
   Live field inventories of broilers are stated at the lower of cost or market, and breeders are stated at cost, less accumulated amortization. Breeder costs are accumulated up to the production stage and amortized into broiler costs over the estimated production lives based on monthly egg production. Finished products; feed, eggs, and medication; and supplies are stated at the lower of cost (first-in, first-out method) or market.
Inventories at April 1, 2000 and April 3, 1999 consist of the following (in thousands):

 .                                                2000        1999
 .                                             -------     -------
    Finished products....................     $13,174     $16,618
    Field inventory and breeders.........      13,683      13,316
    Feed, eggs, and medication...........       2,914       2,937
    Supplies.............................       1,341       1,420
 .                                             -------     -------
 .                                             $31,112     $34,291

 Property, Plant, and Equipment
  Property, plant, and equipment are stated at cost. Depreciation is computed primarily using the straight-line method over the following lives:

       Buildings and improvements........................3 to 30 years
       Machinery, furniture, and equipment...............3 to 17 years
       Vehicles..........................................3 to 8 years

  Maintenance and repairs are charged to expense as incurred. Major additions and improvements of existing facilities are capitalized. For retirements or sales of property, the Company removes the original cost and the related accumulated depreciation from the accounts and the resulting gain or loss is reflected in other income, net in the accompanying statements of income.
 .                                  14

 Employee Insurance Claims
  The Company is self-funded under a minimum premium arrangement for the majority of employee claims under its group health plan. Since May 1992, the union employees of the Company have been covered for health insurance under a union health plan. The Company is self-insured for the majority of its workers' compensation risks. The Company's insurance programs are administered by risk management specialists. Insurance coverage is obtained for catastrophic workers' compensation and group health exposures, as well as those risks required to be insured by certain state laws. The Company's accrual for group health and workers' compensation liabilities of $6,044,000 and $4,883,000 as of April 1, 2000 and April 3, 1999, respectively, is included in accrued expenses in the accompanying balance sheets.

  Earnings Per Share
   Net income amounts presented in the accompanying statements of income represent amounts available or related to stockholders. The following table reconciles the denominator of the basic and diluted earnings per share computations (in thousands):
 .                                       2000        1999      1998
 .                                      ------      -----     -----
Weighted average common shares          4,752      4,870     4,994

Incremental shares from assumed
conversions of options                      3          8         9
 .                                      ------      -----     -----
Weighted average common shares and
 dilutive potential common shares       4,755      4,878     5,003
                                       ======      =====     =====

 Fiscal Year
  The Company's fiscal year closing date is the Saturday nearest March 31. The fiscal year includes operations for a 52-week period in 2000, a 53-week period in 1999, and a 52-week period in 1998.

 Use of Estimates
  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Fair Value of Financial Instruments
  The book values of cash, trade accounts receivable, accounts payable, and other financial instruments approximate their fair values principally because of the short-term maturities of these instruments. The fair value of the Company's long-term debt is estimated based on current rates offered to the Company for debt of similar terms and maturities. Under this method, the Company's fair value of long-term debt was not significantly different from the stated value at April 1, 2000 and April 3, 1999.
  The Company has entered into interest rate swap agreements with a total notional amount of $25,000,000 to fix the interest rate paid on portions of amounts outstanding under its term credit facilities. The fair value of the interest rate swap agreements was $248,000 at April 1, 2000.

 Accounting for the Impairment of Long-Lived Assets
  The Company periodically evaluates whether events and circumstances have occurred which indicate that long-lived assets are impaired or that remaining estimated lives may warrant revision and uses an estimate of undiscounted cash flows over remaining lives of long-lived assets in measuring whether the assets are recoverable.
 .                                   15

Accounting for Stock-Based Compensation
  The Company accounts for its stock-based compensation under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, no compensation cost was recognized for stock options, as all options were granted at an exercise price equal to or greater than the estimated fair value of the common stock at the date of grant, as determined by the Company's board of directors. The Company applies SFAS No. 123, "Accounting for Stock-Based Compensation," as required for disclosure purposes. SFAS No. 123 requires that companies which do not choose to account for stock-based compensation as prescribed by this statement shall disclose pro forma effects on earnings as if SFAS No. 123 had been adopted. Additionally, certain other disclosures are required with respect to stock compensation and the assumptions used to determine the pro forma effects of SFAS No. 123.
  No disclosure of pro forma earnings is required as the Company did not grant any stock options during fiscal years 2000, 1999, and 1998.

 Accounting for Hedging Activities
  In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and for hedging activities. SFAS No. 133 is effective, and the Company expects to adopt this new standard in the Company's first quarter of fiscal 2002. The Company's management has not determined the impact this statement will have on the financial statements.

2. LONG-TERM DEBT
 Long-term debt at April 1, 2000 and April 3, 1999 consists of the following (in thousands):
 .                                                         1999        1998
 .                                                      --------    --------
 Term note payable to a syndicate of banks,
  variable interest rates (7.71% at April 1, 2000),
  maturing June 30, 2006; unsecured                    $ 72,750    $      0

 Term note payable to a syndicate of banks, variable
  interest rates (ranging from 6.91% to 6.94% at
  April 3, 1999), maturing June 30, 2003; unsecured           0      19,444

 Revolving credit agreement with a syndicate of
  banks, maturing July 31, 2001, variable
  interest rates (ranging from 6.59% to 8.5% at
  April 3, 1999); unsecured                                   0      20,000

 Other notes payable at varying interest rates and
  Maturities                                                204         225
 .                                                      --------    --------
 .                                                        72,954      39,669
Less current maturities..............................    (6,384)     (2,796)
 .                                                      $ 66,570    $ 36,873
 .                                                      ========    ========
 .                                16

 The term note payable to a syndicate of banks requires quarterly principal and interest payments. Payments will commence September 30, 2000 and continue until the note matures on June 30, 2006.
 Additionally, the Company has a revolving credit agreement with a syndicate of banks which provides for unsecured borrowings up to $40,000,000. Under this agreement, $5,000,000 of the $40,000,000 may be used for letters of credit. As of April 1, 2000, a $250,000 letter of credit associated with the Company's insurance program (Note 1) was outstanding and $39,750,000 was available under the revolving credit agreement.
 The Company's debt agreements contain certain restrictive covenants which require that the Company maintain (1) a current ratio of at least 1.5:1; (2) an interest coverage ratio of at least 2.00, as defined; (3) a ratio of total debt to capital, as defined, of not more than .55:1; (4) a minimum tangible net worth, as defined, subject to increase based on the Company's net earnings; and
(5) capital expenditures not to exceed certain limits, as defined in the debt agreements. At April 1, 2000, the Company was in compliance with all covenants.
 Aggregate maturities of long-term debt during the years subsequent to April 1,
  2000 are as follows (in thousands):
             2001.............  $ 6,384
             2002.............    8,508
             2003.............    8,510
             2004.............    8,512
             2005.............    8,514
             Thereafter.......   32,526
 .                               -------
 .                               $72,954
                                =======


3. INCOME TAXES
 The Company records deferred income taxes using enacted tax laws and rates for the years in which the taxes are expected to be paid. Deferred income taxes reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts.
 Effective in Fiscal 1989, the Revenue Act of 1987 rescinded the cash-basis method of accounting for tax purposes previously used for the Company's farming operations. Approximately $2,845,000 of previously recorded income tax liabilities was indefinitely deferred. Under tax law enacted in 1997, such liabilities will be amortized into taxable income over a 20-year period.
 Income tax provisions are reflected in the statements of income as follows (in thousands):

 .                               2000       1999       1998
 .                             -------    -------    -------
  Current taxes.............  $ 4,536    $12,695    $   422
  Deferred taxes............    1,058       (494)     1,061
 .                             -------    -------    -------
 .                             $ 5,594    $12,201    $ 1,483
 .                             =======    =======    =======
 .                                    17

 A reconciliation between income taxes computed at the federal statutory rate and the Company's provision for income taxes is as follows (in thousands):

 .                                             2000       1999       1998
 .                                           -------    -------    -------
 Federal statutory rate                         34%        35%        34%
 .                                           =======    =======    =======
Federal income taxes at statutory rate     $  5,283    $11,798    $ 1,401
State income taxes, net of federal
  benefit                                       615      1,335        163
Jobs and investment tax credits                (304)      (932)       (81)
 .                                           -------    -------    -------
 .                                           $ 5,594    $12,201    $ 1,483
 .                                           =======    =======    =======

Components of the net deferred income tax liability at April 1, 2000 and April 3, 1999 relate to the following (in thousands):
 .                                             2000       1999
 .                                           -------    -------
  Deferred income tax liabilities:
   Family farm cash-basis deferral........  $ 2,478    $ 2,703
   Inventories............................    1,405      1,437
   Property and depreciation..............    6,242      6,782
   Income from joint ventures.............    4,899      3,031
   Other..................................      652        516
 .                                           -------    -------
 .                                            15,676     14,469
 .                                           -------    -------
  Deferred income tax assets:
   Accrued expenses                           2,817      2,658
   Other                                         72         82
 .                                           -------    -------
                                              2,889      2,740
 .                                           -------    -------
  Net deferred income tax liability         $12,787    $11,729
 .                                           =======    =======

4. STOCKHOLDERS' EQUITY
 Beginning in 1990, the board of directors authorized the purchase of up to $2,500,000 of the Company's stock on the open market. In February, 2000, the board increased the authorized amount to $15,000,000. As of April 1, 2000, 640,000 shares had been repurchased and retired by the Company at a total cost of $9,054,000.

5. STOCK OPTION PLAN
 In May 1993, the board of directors approved an incentive stock option plan (the "Plan"). Under the provisions of the Plan, options to purchase a maximum of 125,000 shares may be granted through 2003. The administrator of the Plan, appointed by the board of directors, determines the grantee, vesting period, exercise date, and expiration dates for all options granted. In addition, the Plan provides for the issuance of options at prices not less than market value at the date of grant. During May 1993, the Company granted 31,250 options with an exercise price of $9.30 under the Plan. No additional options have been granted since 1993. During 2000 and 1999, 6,250 and 18,750 options were exercised respectively, leaving 6,250 and 12,500 options exercisable at
April 1, 2000 and April 3, 1999, respectively.
 .                                 18

6. INVESTMENTS IN AND RECEIVABLE FROM UNCONSOLIDATED AFFILIATES
 On March 26, 1993, the Company acquired a 50% equity interest in Cagle Foods JV LLC ("Cagle Foods"), a joint venture formed with an unrelated party to own and operate the Company's processing facility at Camilla, Georgia.
 The Company occasionally sells eggs and broilers to and purchases processed products from the joint venture. In addition, the Company performs certain management and administrative services for the joint venture. Sales to, purchases from, accounts payable to and receivable from, and service fees charged to the joint venture are based on terms consistent with those of unrelated parties and are summarized as follows (in thousands):

 .                                     2000          1999          1998
 .                                  --------      --------     ---------
   Sales                           $  3,024      $  2,429     $     930
   Purchases                          5,425        20,441        24,869
   Accounts receivable                   62             5           606
   Accounts payable                       0         1,047           813
   Administrative service fees        1,683         1,756         1,627

 On November 14, 1997, the Company acquired a 30% equity interest in a joint venture with its joint venture partner in Cagle Foods. During 1998, the Company contributed certain property, plant, and equipment and other assets in exchange for its equity interest in the new joint venture. This joint venture built a processing facility in Albany, Kentucky, which began limited operations in November 1998.
 The Company accounts for its investments in affiliates using the equity method. The Company's share of affiliates' earnings and management fees was $7,248,000, $6,110,000, and $7,484,000 for the years ended April 1, 2000, April 3, 1999, and
March 28, 1998, respectively, and is included in other income, net in the accompanying statements of income. At April 1, 2000, undistributed retained earnings from affiliates were approximately $49,702,000. The Company's share of Cagle Foods' earnings are based on the audited results for the year ended January 1, 2000, adjusted for the unaudited results for interim periods.
 Summarized combined unaudited balance sheet information for unconsolidated affiliates as of April 1, 2000 and April 3, 1999 is as follows (in thousands):

 .                                           2000       1999
 .                                        ---------  ---------
  Current assets......................   $  59,012  $  59,012
  Noncurrent assets...................     151,396    153,808
 .                                        ---------  ---------
  Total assets........................     229,268    212,820
 .                                        =========  =========


  Current liabilities.................      35,150     26,510
  Noncurrent liabilities..............     105,405    110,150
  Owners' equity......................      88,713     76,160
 .                                        ---------  ---------
 Total liabilities and owners' equity.    $229,268   $212,820
 .                                        =========  =========


	  Summarized combined unaudited statements of income information for unconsolidated affiliates for the years ended April 1, 2000, April 3, 1999, and March 28, 1998 is as follows (in thousands):
 .                                             2000      1999       1998
 .                                         ---------  ---------  ---------
  Net sales.............................. $ 332,824  $ 240,867  $ 241,831
  Gross profit...........................    15,537     23,953     25,289
  Operating income.......................	   20,975     16,063     24,321
  Income before taxes....................    14,719     10,502     20,302
 .                                  19

7. MAJOR CUSTOMERS
 Sales to the Company's two largest customers represented 43%, 39%, and 33% of net sales during fiscal 2000, 1999, and 1998, respectively. Additionally, a major portion of the joint venture's sales (Note 6) is to one of the Company's largest customers. The Company has an agreement with this customer to supply chicken under a cost-plus arrangement, and approximately 23% of the Company's production is committed to the customer. Under the arrangement, production in excess of the customer's demands and by-products is sold to other customers.

8. BENEFIT PLANS
 Under a collective bargaining agreement, the Company contributes to a multiemployer pension plan for the benefit of certain of its employees who are union members. A separate actuarial valuation for this plan is not made for the Company. Accordingly, information with respect to accumulated plan benefits and net assets available for benefits is not available. Under the Employee Retirement Income Security Act of 1974, as amended in 1980, an employer, upon withdrawal from a multiemployer plan, is required, in certain cases, to continue funding its proportionate share of the plan's unfunded vested benefits. The Company's contribution rate is a fixed-dollar amount per eligible employee. The Company made total contributions to the union plan of $247,000, $259,000, and $251,000 in 2000, 1999, and 1998, respectively.
 The Company has a 401(k) retirement plan for employees not covered by a collective bargaining agreement. Under the plan, the Company matches contributions up to 2% of participating employees' salaries. Additional contributions may be made at the discretion of the Company's board of directors. The Company made matching contributions of $277,000, $250,000, and $239,000 in 2000, 1999, and 1998, respectively. No discretionary company contributions have been made to this plan.
 The Company does not provide postretirement medical or other benefits to employees.

9. COMMITMENTS AND CONTINGENCIES
 The Company leases certain of its buildings, equipment, and vehicles under noncancelable operating leases. The statements of income include rental expense relating to these operating leases of $1,562,000, $1,406,000, and $1,704,000 in 2000, 1999, and 1998, respectively.
 At April 1, 2000, future minimum payments under noncancelable operating leases were as follows (in thousands):

      2001     $   559
2002 349
2003 232
 .              -------
     Total      $1,140

 The Company enters into contracts for the purchase of grain, primarily corn and soybean meal, and other feed ingredients. These contracts specify the quantity to be purchased, and the cost is determined upon delivery using current market prices. The Company estimates its purchase commitments under these contracts to be approximately $29,000,000 at April 1, 2000, which approximates current market price.
 .                                 20

 The Company is currently involved, as are many other companies in the industry, in purported class action litigation brought by several independent growers.
The Company is vigorously defending this litigation. The Company's ultimate liability, if any, cannot be determined at this time. However, in the opinion of management, the ultimate resolution of this matter will not have a material adverse effect on the Company's financial position or results of operations.
 The Company is involved in various legal actions arising in the normal course of business. In the opinion of management, the ultimate resolution of these matters will not have a material adverse effect on the Company's financial position or results of operations.

10. QUARTERLY FINANCIAL DATA (UNAUDITED)
 Quarterly financial data is as follows (in thousands, except per share data):

 .                                                                  Earnings
 .                                                                  Per Share
 .                                  Net      Operating      Net     (Basic &
 .                                 Sales    Income(Loss)  Income    Diluted)*
 .                                -------   ------------  -------   -----------
Fiscal year 2000 quarter ended:
  July 3, 1999                   $86,359    $  5,015     $ 3,388      $ 0.71
  October 2, 1999                 83,046       4,482       3,233        0.68
  January 1, 2000                 77,270       1,614       2,334        0.49
  April 1, 2000                   75,547      (1,167)        986        0.21
Fiscal year 1999 quarter ended:
  June 27, 1998                  $82,874    $  4,723     $ 3,678      $ 0.74
  October 3, 1998                 92,802      10,275       7,336        1.47
  January 2, 1999                 83,466       8,892       5,757        1.20
  April 3, 1999                   92,849       7,269       4,737        0.99
Fiscal year 1998 quarter ended:
  June 28, 1997                  $86,767    $   (645)    $ 1,170      $ 0.23
  September 27, 1997              96,687        (917)        259        0.05
  December 27, 1997               82,532      (1,138)        239        0.05
  March 28, 1998                  78,900       2,088         969        0.19

* The sum of the 1999 and 1998 quarterly earnings per share amounts is different from the annual earnings per share amounts because of differences in the weighted average number of common shares outstanding used in the quarterly and annual computations.
 .                                   21

Officers and Directors

Cagle's, Inc.
Officers

J. DOUGLAS CAGLE
Chairman and Chief Executive Officer

JERRY D. GATTIS
President and Chief Operating Officer

KENNETH R. BARKLEY
Senior Vice President Finance/
Treasurer/CFO

JOHN J. BRUNO
Senior Vice President Sales and
Marketing

MARK M. HAM IV
Vice President Management
Information Systems

GEORGE L. PITTS
Corporate Secretary

JAMES DAVID CAGLE
Vice President New Product Sales

GEORGE DOUGLAS CAGLE
Vice President New Product
Development

JOHNNY BURKETT
Senior Vice President, Production

Board of Directors

J. DOUGLAS CAGLE
Chairman, Cagle's, Inc.

JERRY D. GATTIS
President and Chief Operating Officer Cagle's, Inc.

KENNETH R. BARKLEY
Senior Vice President Finance/
Treasurer/CFO, Cagle's, Inc.

GEORGE DOUGLAS CAGLE
Vice President New Product
Development, Cagle's, Inc.

JAMES DAVID CAGLE
Vice President New Product Sales
Cagle's, Inc.

CANDACE CHAPMAN
Principal, C2Associates, Ltd.

MARK M. HAM IV
Vice President Management
Information Systems, Cagle's, Inc.

JOHN J. BRUNO
Senior Vice President Sales and
Marketing, Cagle's, Inc.

G. BLAND BYRNE
Partner
Byrne, Moore & Davis

Audit Committee
CANDACE CHAPMAN, Chairperson
G. BLAND BYRNE
GEORGE DOUGLAS CAGLE




Subsidiary
Cagle's Farms Inc.

Officers

J. DOUGLAS CAGLE
Chairman and Chief Executive Officer

JERRY D. GATTIS
President and Chief Operating Officer

KENNETH R. BARKLEY
Senior Vice President Finance/
Treasurer/CFO

MARK M. HAM IV
Vice President Management
Information Systems

GEORGE L. PITTS
Corporate Secretary

Board of Directors

J. DOUGLAS CAGLE
Chairman and Chief Executive Officer Cagle's, Inc./Cagle's Farms Inc.

JERRY D. GATTIS
President and Chief Operating Officer Cagle's, Inc./Cagle's Farms Inc.

KENNETH R. BARKLEY
Senior Vice President Finance/ Treasurer/CFO Cagle's, Inc./Cagle's Farms Inc.

MARK M. HAM IV
Vice President Management
Information Systems
Cagle's, Inc./Cagle's Farms Inc.
 .                                22

Corporate Data

Annual Stockholders'
Meeting

The Annual Stockholders'
Meeting will be conducted at the Corporate Headquarters, 2000
Hills Avenue, N.W., Atlanta,
Georgia, at 11:00 A.M. on
Friday, July 14, 2000.

Form 10-K

The Form 10-K Annual Report
for 2000, as filed by the Company with the Securities and Exchange Commission, is available to
Cagle's, Inc. stockholders after
June 30, 2000 on request and without charge.

Write

KENNETH R. BARKLEY
SENIOR VICE PRESIDENT
FINANCE/TREASURER/CFO
Cagle's, Inc.
2000 Hills Ave., N.W.
Atlanta, Georgia 30318

General Information

Registrar and Transfer Agent
SUNTRUST BANK
Atlanta, Georgia

Legal Counsel
BYRNE, MOORE & DAVIS P.C.
Atlanta, Georgia

Auditors
ARTHUR ANDERSEN LLP
Atlanta, Georgia



Facilities

Corporate Headquarters

2000 Hills Ave., N.W.
Atlanta, Georgia 30318

COLLINSVILLE, Alabama
Processing, Further Processing &
Distribution

ATLANTA, Georgia
Distribution & Further Processing

LOVEJOY, Georgia
Further Processing

DALTON, Georgia
Feed Mill, Hatchery & Growout

PINE MOUNTAIN VALLEY, Georgia
Processing & Deboning

MACON, Georgia
Processing, Deboning & Further
Processing

FORSYTH, Georgia
Feed Mill, Hatchery & Growout

PERRY, Georgia
Processing Plant (under construction)

ROCKMART, Georgia
Feed Mill (under construction)

For current financial and company information, visit our website at cagles.net
 .                                   23